Filed by Omniture, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Visual Sciences, Inc.
Commission File No.: 000-31613
The following is a transcript of a presentation by Omniture, Inc. Chief Financial Officer Mike Herring at the Lehman Brothers Annual Technology Conference held on December 5, 2007 at approximately 6:00pm Eastern time.

FINAL TRANSCRIPT

FINAL TRANSCRIPT

Thomson StreetEvents℠

OMTR - OMNITURE INC at Lehman Brothers Annual Technology Conference

Event Date/Time: Dec. 05. 2007 / 6:00PM ET

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FINAL TRANSCRIPT

Dec. 05. 2007 / 6:00PM, OMTR — OMNITURE INC at Lehman Brothers Annual Technology Conference
CORPORATE PARTICIPANTS
Mike Herring
Omniture — CFO
CONFERENCE CALL PARTICIPANTS
Vikram Churamani
Lehman Brothers — Analyst
PRESENTATION
Mike Herring - Omniture — CFO
Offermatica is one of the acquisitions we announced the second half of this year and Matt is the CEO of Offermatica. So thanks for coming today, Matt.
I am going to make some forward looking statements. I’d like you to keep in mind that that’s what they are, I mean I would take them for the information they provide and there are no guarantees. We’re also going to use non-GAAP information. I don’t mean to imply that they are more important than GAAP information, but rather they are useful for understanding the trends in our business. More information, including a complete reconciliation is available at our investor relations website www.omtr.com.
So we just talked on a high level around the investment highlights we believe make Omniture an interesting company to invest in for the future. We address a multi-million dollar market. It scales with the internet, the overall forces that drive adoption of our products are those that are also driving the investment in online advertising, online commerce and everything that can be digitally connected through the internet and that investment continues to see excellent momentum and we are benefiting from those, those tailwinds.
We have a platform solution that collects all the data from our customers and repackages and presents that data in useful actionable format via 100% on demand delivery. So we maintain network and all the data sits on our servers and our customers just access that data through a standard browser interface. But, what we — we don’t try and save people money on their IT spend or help them cut their marketing costs. What we — we help them to better allocate their expenses, better run their businesses so they can drive sales and profits, and that has attracted a world class customer base that I’ll talk to in some detail, but we’re really proud of our customers and where they’ve gotten us today.
Our financial model is very scalable. It allows, it creates an annuity stream of predictable recurring revenue that we can then use to build additional investments in growing our business and improving our product. And the very high retention rate of our customers creates a steady, repeating investment flow to continue our high growth rate. And that growth has leaded us to be the largest and fastest growing company in our industry, and we have a proven historical team. We went public 18 months ago with the large majority of that team in place and that team continues to execute with four acquisitions this year and 80% year-over-year growth in Q3.
So what we do, we provide an online optimization platform for online businesses that our customers use to measure optimize, validate, and automate all their online and multi-channel business initiatives. I’ll talk about what that really means in the context of what the overall market looks like. When people think about what the online world looks like, Google is the first thing that comes to mind. But believe it or not there is actually more to the online world than Google. There is actually this company up in Redmond called MSN and there’s one locally here, Yahoo, and a lot of ad networks out there that service literally tens of thousands, hundreds of thousands of other sites out there.
And our customers are some of the largest advertisers in the world, and certainly some of the largest advertisers online. And they spend money online and offline and they are increasingly trying to bring more dollars towards this online budget and

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Dec. 05. 2007 / 6:00PM, OMTR — OMNITURE INC at Lehman Brothers Annual Technology Conference
spending in this online world. The measurable immediate ROI calculations you can do on that investment really makes it attractive.
And so companies like GM who’s been a customer of ours for several years, are interested in spending a lot of money not just with Google and they do spend a lot of money with Google, buying keywords and maybe increasingly with display advertising through the DoubleClick network once that transaction closes, but also with MSN with Yahoo, they are going to spend money on all these advertising networks in order to access the largest audience possible. They are also going to do co-promotions with Expedia. They are going to do promotions and sponsorships on American Express, who knows a lot of different things all over the online world.
And we, because we are independent, we can measure and integrate with all of these technologies. It doesn’t matter where they want to put those dollars. We can help them optimize that. All this data from all these channels comes down into our platform and we give them that holistic single view of their market spend and how they’re driving users to their site.
And the truth is a lot of people are spending a big portion of their marketing budget on Google, and that’s good. We actually help them understand the value and the return they are getting on that spend and increase it over time. And maybe they are spending less in other places, but over time as these other channels get validated through our system and Google becomes frankly more expensive as average keyword bids increase, or whatever relevancy scores decrease for that particular advertiser, as ROI changes, our customers can use our system to reallocate dollars among whatever channels make sense. And that reallocation is really critical to running an online business in the face of the competition, particularly if you are a big company like GM or Expedia or all these companies up here are customers of Omniture.
If you are a little company, if you’re Joe’s Surfboard Shop, where you’re really buying ten keywords a month, and you’re spending $500 a month and you’re really focused on just people that are looking for a surfboard shop in Pacific Beach, California, Google Analytics is going to work well for your website. You are only going to be buying those keywords and that’s fine, but if you are really looking to get a complete picture of your market and how you are driving people to your site from all these different channels and be able to optimize your dollars across all these channels, you really need to get a holistic view and that’s what our products provide.
Increasingly, our customers are taking data not only from these online channels, but from offline channels and bringing it through our data sources integration into our system and comparing the various returns they are getting and using that data to better inform all those campaigns, whether they are offline or online. And I think as we move through the next few years we are going to see the blurring of what is television and what is online increasingly and it will be harder and harder to tell the advertising you are being served on your set-top box from Comcast, from what your going to see on ESPN.com versus what you see on the channel through your normal cable provider.
We take all that data and now we can use it to push it through our Genesis platform into all the other technologies that you might use to run your online business. Whether it’s behavioral targeting, multi-variate testing, site search, content management, affiliate programs, email, email remarketing program, all these things run better, work better if they are informed by the data that comes out of our platform. And that is, in the context of say email marketing, you can better target your emails and target remarketing offers based upon the profile of your user, so you are not spending, wasting email to users who are not relevant to your campaign, and targeting specifically down to a regional or a certain demographic class user basis.
So, again it is an overall complete view of your business. And it’s not that Google and Yahoo and MSN are not important, they are just pieces of the puzzle. What Omniture does is bring all those pieces together for our customers.
We are very proud of our performance and our revenue growth. We’ve seen significant revenue growth along with profitability, and to do that with the investment we have been making in our products and in our sales team and in a deferred revenue model, is something we are really proud of. Historically, this growth has been driven by the number of customers. As of Q3, we are up to 2,700 customers and that up until 18 months ago we were essentially a single product company selling our platform.

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FINAL TRANSCRIPT

Dec. 05. 2007 / 6:00PM, OMTR — OMNITURE INC at Lehman Brothers Annual Technology Conference
At that point we launched SearchCenter which is our second product, and we will start to see more of our revenue growth come from these additional products that we are selling into our ever expanding customer base.
Another factor, another driver of growth is usage, rather the number of transactions we actually track and manage on behalf of our customers. We are up to 560 billion transactions in the third quarter. We have seen that grow very consistently with revenue a little bit slower as we start to add additional products that are leveraging the data from this same transaction volume. We will continue to see this usage grow not just as we add customers, but also as existing customers grow. We have a 95% retention rate nominally among our customers and that customer base tends to grow 10%, 15%, 20% a year. So even before we sell another customer our traffic and our revenue is growing maybe 10%, 110% revenue retention year-over-year. That is a big part of our leverage story and why we are able to grow and continue to improve margins over time.
I mentioned the expansion of our product portfolio; this is something that we have really focused on the last year and a half. Omniture SiteCatalyst and DataWarehouse, that’s our standard data platform, about 70% of our customers have DataWarehouse along with SiteCatalyst, but it’s generally sold as a bundle and that’s what we really had through 2005. SearchCenter is a SEM product integrated with all the major search engines. It allows you to compare and optimize your search engine keyword buy in the cost of all the search engines. That’s been around for about 18 months and has about 500 customers. All the customers of SearchCenter are also customers, SiteCatalyst users.
Discover is an advanced segmentation tool, visualization tool that allows you to really dive into your data warehouse and look for interesting segments and trends in your business. It’s about 6% upsell onto the SiteCatalyst platform ASP. We launched that in the first quarter of this year and we are seeing very good traction among existing customers and in most of our large new customer engagements.
The Omniture Genesis, we launched at the end of last year, it’s not a revenue driver but it is a very strategic product. It now has, I think we just announced crossing the 90 partner threshold. These are partners, they do pay us and they do drive revenue from this product, but the key is that it allows us to integrate on a back end with all these technologies, whether it’s email providers, site search technologies, ad servers, optimization tools, landing page optimizers. That data gets sent to us and we send the data back to those tools in order to better run those tools, better inform how our customers use them.
We did it primarily to help our customers and they continue to drive SiteCatalyst as the center platform for the way they are running their business and really understanding what is happening in their business. It’s also turned out to be a pretty nice way to understand what our customers are interested in doing next and with a key piece of information informed us in our decision making. We acquired TouchClarity, a behavioral targeting technology that was a Genesis partner in Q1, we acquired them in Q1.
And then in our diligence of Offermatica and during that process this summer, and that acquisition should close some time this month. And Offermatica doesn’t show up on the slide because they are not a part of Omniture yet, but we are very excited to take their product and introduce it to our 2,700 strong customer base starting Q1 of next year.
All these things, all these trends, circled trends and our focus on execution has really allowed us to establish ourselves as a global market leader. And we weren’t always there. If you go back three or four years, we were in a ten way tie for fifth place with a bunch of other players, but we focused hard on our product and on serving our customers, and it has really allowed us to build the only truly scalable to the tens of billions, hundreds of billions traffic level solution, 100% on demand with by far the most features and functionality in the industry.
And there are a lot of other players in the marketplace, there are a lot of people that have come and gone. IBM, was in the market for a while, they sold their product to Coremetrics about a year and a half ago. You know, [stas] is in the industry. Obviously Google bought Urchin, most people are aware of that. Urchin was a small player that they rebranded as Google Analytics about two years ago. It’s had reasonable success, a lot of people using it. It is a free product, so there is no impact on their revenue and so far we don’t really, we don’t see them in the market, in fact our growth since the launching of Google Analytics has been

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Dec. 05. 2007 / 6:00PM, OMTR — OMNITURE INC at Lehman Brothers Annual Technology Conference
pretty satisfactory to say the least. DeepMetrics was a company bought by Microsoft, rebranded or relaunched as Project Gatineau about a month ago. And we expect to see a similar; it’s essentially there to compete with the Google Analytics piece and not a threat to our MSN installation et cetera.
But I think the reason we feel comfortable with this position is we really have some unique proprietary approaches to this problem that are hard to duplicate. I mean, things like 560 billion transactions a quarter, isn’t something you can just throw hardware at. It takes years of going, having to deal with a 400X increase on mlb.com when the Cubs tickets go on sale. Or seeing what happens the day after Christmas in December where Apple launches iPods and includes a free downloads on iTunes that you happen track and a million iPods get opened on December 25th and they all go to rush to log in and download songs. That kind of experience is something that you learn the first time how to deal with it or how not to deal with it at times, and then you are that much stronger over time. With 2,700 customers we have had eBay for 6 or 7 years, HP for 5 years, Wal-Mart for 4 years, AOL for 3 years, we really have experience with these enterprise customers that’s unparalleled.
I would just mention that the other thing that we do that does really sets us apart is our services and support and training programs. We have a very robust analyst and consulting group that are really focused on creating successes for our customers. And sometimes that is a quick engagement, sometimes it’s months long, whatever they are asking us to do, but it really has been a competitive differentiator. And that’s resulted in us signing some of the most important brands on the internet and offline who are trying to figure out ways to exploit that online channel.
And we are not focused on any one particular vertical. Media and retail is where we got our stripes and they still each represent about 30% of our customer bases, but you know, a lot of people think oh, Q4 must be a big quarter for you because you have a lot of retail customers, and it is, and we are very busy right now, but last year Q4 to Q1 our traffic under management increased 20% quarter-over-quarter. And that was because media companies had a huge Q1 and eBay had a huge Q1 and we launched Rakuten, one of the largest commerce sites in Japan, and those kinds of things can dramatically affect our systems a lot more than a seasonality of the retail department.
I think a lot of people miss the fact that it’s not just the big brands that drive our business. We literally have hundreds and thousands even of small companies that either you’ve never heard of or they are offline brands that you didn’t know had an online presence or have a reason to. And there are tens of thousands, hundreds of thousands of these sites out there, a lot of them are making a lot of money online, are seeing significant returns from their investments and we are there to help them, and they are willing to pay us, this group would pay us an average of about $20,000 a year and that is more than a reasonable investment.
Talk about the sizing in the market. I want to talk about that mid market that all those logos, they’re numbers 10,000 to about 200,000 on Alexa. When we qualify leads that come in, we give them a ranking on Alexa and then if they are in that 10,000 to 200,000 they go through our mid-market sales channel, which is all in-house sales people in Utah on the phone, all implementation’s done remotely. If you are in the top 10,000 you go through our enterprise sales funnel. Those companies tend to be, average about $150,000 a year.
We have 2,700 customers with Visual Sciences; they have another 1,500 customers once we close that transaction. That is about single digit percentages penetration into this marketplace. When I plot my customers on this graph, based upon the dollars that they are sending us, you know, calculate the area into the curve, et cetera., at a 50% penetration just in analytics, there’s about $3 billion or $4 billion market opportunity there that we are aggressively going after. And then if you add the other products that we have on top of that, we think that we have a lot of growth in front of us still to come.
All right, talk about margins for a second. This is my, as the CFO, my favorite slide of the presentation because on the far left Q1 06 was the most recent quarter, we went public in June of last year in 2006. And we are a growth story, we’re growing over 100% year-over-year and I had these target kind of model ratios, margins over here and I said look the math works, the model works, when we get there it can be a very profitable business. And it took a lot of leaps of faith.

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Dec. 05. 2007 / 6:00PM, OMTR — OMNITURE INC at Lehman Brothers Annual Technology Conference
Hopefully, over the last five quarters, and two of them are up here, we’ve demonstrated how the model does migrate towards these kind of margins over time. As our growth drops from 104% to 80% year-over-year last quarter, we’ve added 6 percentage points on to our gross margin, 21 percentage points to our operating margin, in I think that’s a six quarter time period, maybe it’s seven quarters. So, that kind of margin expansion is a function of that retention rate, keeping those revenue dollars year-over-year, reinvesting them to drive incremental revenue without having to replace it, without having to replace the revenue from last year.
I used to run consumer businesses and we 62% retention rate, we were really proud of that, but as we got bigger replacing the 38% every year got harder and harder. If you are not replacing 38%, but that original 100% becomes 110%, that sales and marketing efficiency can really drive some interesting growth rate. We think that as we get closer to these 30% to 50% growth rates, we’ll get growth margins north of 70% through scale and operating margins through leverage 20%, 25% or higher.
I’ll talk briefly about the two acquisitions we made the second half of this year. Offermatica is an AD testing multivariate testing platform. It is really a great next step for marketers looking to optimize their actual site for better conversion rates, better landing page optimization performance. Very easy to use, already a partner with Genesis so the daily close is already integrated. We have customers using that integration today, really good revenue energies, they have about 100 plus customers today, very excited to apply that through an overlay team to our 2,700 customer base.
Visual Sciences was our largest competitor. We actually received notification today that the SEC gave us early termination of their review under HSR this morning. So this deal will likely close in Q1. We are very excited about that. We’ll have a richer product set to offer over 4,000 customers immediately. It was a profitable business, cash flow business, that will be immediately accretive to those numbers within Omniture’s reported financials. And those 1,500 customers that they are bringing to Omniture, we think just have an excellent cross-sell and up-sell opportunity too.
Almost more importantly is we go, we take a step forward in that investment profile that we can leverage to grow the business. I talked about how we get bigger, all the sales we made last year, this year, drive significant returns in terms of operating margin and cash flow to reinvest in the business. By buying Visual Sciences we move our investment profile up about 18 months. And to do that, it gives us significant more leverage to continue to grow up with.
I mentioned our team. I would like to throw this slide up because we do have a deep team that is very experienced and prior to going public we were criticized at having kind of over-hired in the management side of things, but Josh James, CEO and I knew that we wanted to be aggressive growing the business. Not just organically but acquire businesses and we have acted on that strategy with four acquisitions this year. And we feel like that with the right team in place, the team you see up here, a mixture of analytics, domain expertise, enterprise software, big company experience, public company experience, that we really have a team in place that can execute on those acquisitions successfully.
Like I mentioned, there is a GAAP to non-GAAP reconciliation, complete detailed financials on www.omtr.com, and that I would welcome you to go on there and look up that data. So that’s Omniture, we are excited to be here and tell you our story. We are excited to continue to grow our business and better serve our customers. I would be happy to answer any questions from you, Vik, or anybody in the audience.

QUESTIONS AND ANSWERS
Vikram Churamani - Lehman Brothers — Analyst
Great, thanks Mike, maybe I’ll kick it off and then turn it over to the audience. Mike, just on a high level, when you look at the competitive landscape, I guess three years from now, right now there is a lot of ins and outs happening with companies being bought in your space. Part of the — obviously, you guys bought Visual Sciences, and then Google buying Urchin, I guess three

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Dec. 05. 2007 / 6:00PM, OMTR — OMNITURE INC at Lehman Brothers Annual Technology Conference
years from now if you look at the competitive landscape, who do you think will be the ultimate players that are going to be there at the end of the day competing for dollars in the business optimization space.

Mike Herring - Omniture — CFO
Yes, that’s a good question. I think the market is trying to figure that out right now. Microsoft acquisitioned aQuantive, I think that was definitely a step in — it was a big statement that they aim to play in this market. Not necessarily on the site side where we are, the post click side of the world, but on the pre-click world where Google has built such an amazing business. Google certainly is going to be a player there. They do provide tools, everything from site landing page optimizers to Google Analytics, to web page builders, all kinds of things that help mostly smaller companies learn new businesses from a post click perspective.
Microsoft is definitely has indicated they want to play in the pre-click space. Waiting to see what the content management companies do, the commerce platforms, the GSI, Amazons of the world, are also very aggressive here, and they are going to do a mixture of providing things themselves and using products like ours, where you need to have that, the best of breed product even to be competitive.
It’s why in particularly in the commerce platform, for example, Market Live, Amazon, GSI, they all use our product to track their sites and provide data back to their customers. It’s because by doing it themselves it would put them at a competitive disadvantage, in their specific market they are addressing. But I can see all those because they have a view and access into the transactions and the actual flow of the site, you know, they are certainly going to be playing a role in the marketing and site optimization part of this.

Vikram Churamani - Lehman Brothers — Analyst
I can turn it over to the audience. Any questions from the audience? One in the back.

Unidentified Audience Member
When you look at the smallest customer that you have, approximately how much in billings or media purchasing do they do per year and how much do they spend with you? I am just trying to understand as you try to expand the customer base, are you constrained by the annual size of the billings of the customers that [you’ve] given to the lower tiers of the market?

Mike Herring - Omniture — CFO
That is a good question and so I don’t think so, I’ll tell you why. I actually think we are a relatively small percentage of what people are spending online. And that is, I look a lot at a lot of companies that maybe are spending $100,000 with us, rank 35,000 on Alexa and are doing $80 million a year online. They are definitely going to spend the money with us because they are a 100% online business, and in that context, we are still probably a relatively small piece of market share for the customer. I think we can probably through other products, like Discover, SearchCenter, the Offermatica product TouchClarity, end up doubling or tripling the amount that the customer is spending with us, and still be well within their budgets constraints for optimizing their entire business.
The smallest customer you have is the first thing you mentioned, the smallest customer we have is probably spending with us $8,000. I would say on average that customer’s, the smallest customer we have, is probably doing, that may be 1% or 2% of their online revenue, of their online business. And that’s important to remember. The biggest customers we have aren’t necessarily Fortune 500 customers right. I mean Exxon Mobile would be a very small customer for us, but they are a Fortune 5 customer. So when you look at just the benefit they are getting from online, it’s probably, the platform’s a relatively small percentage, and so there is still room for us to grow a lot of share within customer base.

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Dec. 05. 2007 / 6:00PM, OMTR — OMNITURE INC at Lehman Brothers Annual Technology Conference
Vikram Churamani - Lehman Brothers — Analyst
We’ve got time for one last one then and then we have a breakout session in the Pavilion room.

Unidentified Audience Member
Can you talk about what revenue run rate would roughly produce that or do you have any sense of timing of when you’re looking to get to that level?

Mike Herring - Omniture — CFO
Sure. So the question is 20% to 25% operating margins, is there a timeframe or revenue run rate that is associated with that? So, the reality is that it is much more related to how fast we are growing and whether that, the slowing of growth to 30% to 50% a year, versus 80% today, is related to scale or just market saturation or something that we don’t see today but could certainly happen someday. As we grow slower, as long as we are retaining our revenue stream, our sales and marketing to grow that extra amount is a lower and lower percentage of our overall revenue. So is there a time frame? I don’t give a timeframe because I don’t — for right now I am going to go as fast as I can for as long as I can.
I’ve said rates, so far, historically that we believe organically before Offermatica and Visual Sciences we’ll grow at least 50% next year in 2008 on a top line basis. And we will be able to do that and still add 100 basis points a quarter in operating margin. Targeting about 10% operating margins next year. And if I do more revenue than that, if I grow 70% I still want to only hit 10% operating margin because I want to continue to invest as aggressively as I can. That’s our corporate philosophy and so if I could grow at 60% the next five years, just at a scale we would probably get to 20% eventually but it wouldn’t happen in a very short time frame. Does that make sense? Okay.

Vikram Churamani - Lehman Brothers — Analyst
Great, Mike, thanks very much.
[Graphic Appears Here]
Mike Herring - Omniture — CFO
Thank you for your time I appreciate it

Vikram Churamani - Lehman Brothers — Analyst
And again, the breakout session is in the Pavilion room.

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Dec. 05. 2007 / 6:00PM, OMTR — OMNITURE INC at Lehman Brothers Annual Technology Conference

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Additional Information and Where You Can Find It
     Omniture intends to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of Omniture and Visual Sciences and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Omniture and Visual Sciences. Investors and security holders of Omniture and Visual Sciences are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Omniture, Visual Sciences and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Omniture or Visual Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Omniture by contacting Omniture’s Investor Relations at ir@omniture.com or via telephone at (801) 722-7037. Investors and security holders may obtain free copies of the documents filed with the SEC by Visual Sciences at vscn@marketstreetpartners.com or via telephone at (858) 546-0040. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.
     Omniture and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Omniture and Visual Sciences in favor of the proposed transaction. Information about the directors and executive officers of Omniture and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
     Visual Sciences and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Sciences and Omniture in favor of the proposed transaction. Information about the directors and executive officers of Visual Sciences and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
Cautionary Statement Regarding Forward-Looking Statements
     This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements regarding Omniture’s business strategy, leadership in the market for Omniture’s services, the strength of its business in 2007 and expectations regarding GAAP and non-GAAP revenue, GAAP and non-GAAP net income and loss, the anticipated benefits of its pending acquisitions and Omniture’s ability to consummate them, expectations regarding the market, competitive landscape and expansion of Omniture’s customer base, and the anticipated success and results of Omniture’s integration efforts relating to the acquisitions completed in 2007. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Omniture expresses an expectation or belief as to future results such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of either the Omniture or Visual Sciences stockholders to approve the proposed merger, and other economic, business, competitive, and/or regulatory factors affecting Omniture’s business generally, including those set forth in Omniture’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K and other SEC filings. Omniture is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.